Exhibit 10.13

THE READER’S DIGEST ASSOCIATION, INC.

READER’S DIGEST ROAD

PLEASANTVILLE, NY  10570-7000

Brad Thomas	TELEPHONE: (914) 244-5175
Senior Vice President	FAX: (914) 244-5449
Global Human Resources	brad_thomas@rd.com

May 26, 2010

Mr. Tom Williams
The Reader’s Digest Association, Inc.
Pleasantville, NY  10570

Dear Tom:

I am pleased to confirm this new offer of continued employment in the position of Senior Vice President, Chief Financial Officer of The Reader’s Digest Association, Inc., reporting to Mary Berner, Chief Executive Officer of The Reader’s Digest Association, Inc. (“Reader’s Digest” or the “Company”), the details of which are outlined below. This position is currently based in Pleasantville, New York and expected to relocate to New York City within a few months.

1.               Base Salary. As previously discussed, commencing upon the date of this letter agreement, your annual base salary will be $600,000 payable in biweekly installments in accordance with the Company’s payroll practices and subject to periodic adjustments based upon performance reviews administered within timeframes consistent with other senior level executives.

2.               Benefits.  You will be eligible to participate in the benefit programs that are made generally available to Reader’s Digest employees in accordance with their terms, as from time to time in effect, including The Reader’s Digest Association, Inc. Retirement Plan (cash balance account), which currently provides an annual age-based contribution of 5% of eligible compensation, The 401(k) Partnership of The Reader’s Digest Association, Inc., and medical, dental, life insurance, short- and long-term disability plans. Details of these benefit plans have previously been provided to you.

3.               Bonus Opportunities.  For the performance period ending June 30, 2010, you will be eligible to participate in the Company’s “Variable Compensation Plan” and “Enterprise Value Maximization Plan,” as previously communicated to you, consistent with the Restructuring

Support Agreement dated August 17, 2009.  For performance periods beginning after June 30, 2010, you shall be eligible to participate in the Company’s annual cash bonus plan as the Company shall implement with a cash annual bonus target equal to $600,000.

4.               Equity Compensation.  You will be granted 81,400 Restricted Stock Units and 203,137 Stock Options, on terms and conditions to be specified in the applicable Award Agreements to be provided to you in connection with such grants, as approved by the Compensation Committee.

5.               You will be eligible for four (4) weeks of vacation annually.

6.               You will be eligible for the following executive level perquisites: financial planning benefits provided through Ayco, the Company’s service provider and a calendar year flexible perquisite allowance (under the “Flexnet Program”) of $25,500.

7.               Severance.  You will be eligible for a severance payment equal to $1,200,000 if your employment is terminated involuntarily by the Company for reasons other than “Cause” (as defined in the attached) or by you for “Good Reason” (as defined in the attached) which amount shall be paid, subject to the provisions of Section 11 hereof, over the twelve-month period following the termination; provided that such payments shall not commence unless and until you shall have signed a Release of Claims in a form reasonably satisfactory to the Company and such Release of Claims has become effective in accordance with its terms.  You shall have 45 days to sign and return the Release.  Notwithstanding anything in this letter agreement to the contrary, payment of this severance amount is expressly contingent upon your continued substantial compliance with the terms and conditions of Sections 8, 9 and 10 of this letter agreement; provided you have received notice thereof and failed promptly to cure any such breach to the extent curable.  You recognize that, except as expressly provided in this Section 7 or pursuant to the terms of your equity grant agreements, no compensation is owed to you after termination of your employment.

8.               Nonsolicitation.  By virtue of accepting these terms of employment with Reader’s Digest, you also agree that for the 24 month period following your termination for any reason at any time, you will not, directly or indirectly, solicit, recruit or hire (or have a third party solicit, recruit or hire on your behalf) any employees of or persons who have worked for Reader’s Digest (or its affiliates or subsidiaries) during the 12 month period prior to the termination of your employment, or solicit or encourage (or have a third party solicit or encourage on your behalf) any such employee to cease employment with those entities or seek employment elsewhere.

9.               Nondisclosure of Confidential Information.  You acknowledge that the Confidential Information obtained by you while employed by the Company and its subsidiaries and affiliates is the property of the Company or its subsidiaries and affiliates, as applicable. Therefore, you agree that other than in connection with the good faith performance of your duties (and the Company acknowledges that in connection with your duties you communicate with third parties such as investors and analysts about the Company, and, so long as you act in good faith in performing such duties and are not grossly negligent or reckless, actions taken in connection with your job duties shall not be deemed a violation of this section), you shall not disclose to any unauthorized person or use for your own purposes any Confidential Information without the prior written consent of the Company, unless and to the extent that the aforementioned matters (i) become generally known in the relevant trade or industry or the public domain other than as a result of your acts or omissions in violation of this letter agreement, (ii) become available to you on a non-confidential basis or (iii) were within your possession prior to its being obtained by you in the course of your employment with the Company; provided, however, that if you receive a request to disclose Confidential Information pursuant to a deposition, interrogation, request for information or documents in legal proceedings, subpoena, civil investigative demand, governmental or regulatory process or similar process, (A) you shall promptly notify in writing the Company, and reasonably consult with and reasonably assist the Company in seeking a protective order or request for other appropriate remedy, (B) in the event that such protective order or remedy is not obtained, or if the Company waives compliance with the terms hereof, you shall disclose only that portion of the Confidential Information that, according to your counsel, is legally required to be disclosed and (C) to the extent possible, the Company shall be given an opportunity to review the Confidential Information prior to disclosure thereof.

(a)           For purposes of this letter agreement, “Confidential Information” means information and data concerning the business or affairs of the Company and its subsidiaries and Affiliates, including, without limitation, all business information (whether or not in written form) which relates to the Company, its subsidiaries or affiliates, or their customers, suppliers or contractors or any other third parties in respect of which the Company or its subsidiaries or affiliates has a business relationship or owes a duty of confidentiality, or their respective businesses or products, and which is not known to the public generally or within the industry other than as a result of Executive’s breach of this letter agreement, including but not limited to: technical information or reports; trade secrets; unwritten knowledge and “know-how”; operating instructions; training manuals; customer lists; customer buying records and habits; product sales records and documents, and product development, marketing and sales strategies; market surveys; marketing plans; profitability analyses; product cost; long-range plans; information relating to pricing, competitive strategies and new product development; information relating to any forms of compensation or other personnel-related information; contracts; and supplier lists. Confidential Information will not include such information known to you prior to your involvement with the Company or its subsidiaries or Affiliates or information rightfully obtained from a third party (other than pursuant to a breach by you of this letter agreement). Without limiting the foregoing, you and the Company agree to keep confidential the existence of, and any information concerning, any dispute between you and the Company or its subsidiaries and affiliates, except that you and the Company may disclose information concerning such dispute to the court that is considering such dispute or to your or the Company’s legal counsel or related advisors and experts (provided that such persons may not disclose any such information other than as necessary to the prosecution or defense of such dispute).

(b)           Except as expressly set forth otherwise in this letter agreement or to the extent previously disclosed by the Company, you agree that you shall not disclose the terms of this letter agreement, except (i) to your family and your financial and legal advisors, (ii) as may be required by law or ordered by a court or other governmental entity with subpoena power or (iii) as may be reasonably necessary for the Company to implement the terms of this letter agreement. You further agree that any disclosure to your financial and legal advisors will only be made after such advisors acknowledge and agree to maintain the confidentiality of this letter agreement and its terms to the extent such advisors are not otherwise bound by a duty of non-disclosure; provided that if you have obtained such agreement and acknowledgement or to the extent the advisor is otherwise so bound, you shall have no liability for disclosure of such information by your financial and legal advisors that is made without your knowledge or involvement.

(c)           You further agree that you will not improperly use or disclose any confidential information or trade secrets, if any, of any former employers or any other person to whom you have an obligation of confidentiality, and will not bring onto the premises of the Company, its subsidiaries or affiliates any unpublished documents or any property belonging to any former employer or any other person to whom you have an obligation of confidentiality unless consented to in writing by the former employer or other person.

10.         Nondisparagement.  You shall not, whether in writing or orally, directly or indirectly, criticize, denigrate or disparage the Company, its subsidiaries or affiliates or their respective predecessors and successors, or any of the current or former directors, officers, employees, or, in their capacity as such, any of the current or former shareholders, partners, members, agents or representatives of any of the foregoing, with respect to any of their respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray any of the aforementioned parties in an unfavorable light; provided that the foregoing shall only apply with respect to persons that you know or reasonably should know are covered thereby and shall not apply to statements made by you in the reasonable good faith performance of your duties while employed by the Company; provided further than nothing herein shall create any right or cause of action with respect to any third party.  The Company’s directors, its chief executive officer and his or her direct reports shall not, and the Company shall take all reasonable measures to ensure that the directors, officers and employees of the Company and its subsidiaries and affiliates shall not, whether in writing or orally, directly or indirectly, criticize, denigrate or disparage you with respect to your respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray you in an unfavorable light; provided that the foregoing shall not apply to statements made by the foregoing persons in the reasonable good faith performance of their duties while rendering services with respect to the Company while you are in the employ of the Company.  The foregoing provisions of this Section 10 shall cease to apply 2 years after the end of your employment with the Company and shall not apply to truthful testimony, normal competitive-type statements, statements not made with an intent to damage the other party or statements made in rebuttal of statements made by the other party.

11.         To the extent that any of the payments or benefits provided under this agreement are determined to be subject to Section 409A of the Internal Revenue Code of 1986, as amended (“Section 409A”) it is the intention of the parties hereto that such payments or benefits shall comply in all respects with Section 409A and the final regulations issued thereunder and that this agreement shall, to the fullest extent possible, be construed consistently with such intention.

(a)           For purposes of applying the exemption to Section 409A for short-term deferrals, each installment payment under this agreement shall be treated as a separate payment for purposes of Section 409A. Accordingly, any payments paid within 2-1/2 months of the end of the Company’s taxable year containing your termination date or within 2-1/2 months of the end of the calendar year containing your termination date (the “Short-Term Deferral Period”) shall be exempt from Section 409A and the delayed payment provisions below and shall be paid in the normal course according to this letter agreement.

(b)           In addition, any severance payments payable to you after the Short-Term Deferral Period which are equal to or less than the lesser of the amounts described in Treasury Regulation Section 1.409A-1 (b)(9)(iii)(A)(1) and (2) shall also be exempt from Section 409A and the delayed payment provision below and shall be paid in the normal course according to this letter agreement.

(c)           If you are a “specified employee” (as defined in Section 409A and the regulations thereunder) upon your “separation from service” (as defined in Section 409A and the regulations thereunder), to the extent any portion of your severance pay benefit is not exempt under either subsections (i) or (ii) above, then the remaining portion of the severance pay benefit that would otherwise be payable in the first 6 months following your termination date (the “Deferred Severance Payment”) will not be paid to you until the first payroll date of the 7th month following your termination of employment.  The Deferred Severance Payment will be paid in a lump sum and will be adjusted for interested calculated at the prime rate as reported in the Wall Street Journal.  Thereafter, the remainder of your severance pay benefit shall be paid in the normal course according to this letter agreement.

(d)           If any action on the part of the Board relating to an award of compensation, including equity compensation or benefits, causes you to incur any additional tax or interest under Section 409A, the Company shall indemnify and hold you harmless, on an after-tax basis, from and against any accelerated or additional tax (including interest and penalties with respect thereto) that may be imposed on you by reason thereof; provided that you shall not compromise or settle any claim relating to Section 409A without the Company’s written consent.  Any payment or reimbursement for taxes made pursuant to this Section 11(d) shall be paid to you no later than the end of the calendar year next following the calendar year in which you pay the applicable tax.

12.         Withholding. The Company may deduct and withhold from any amounts payable under this letter agreement such Federal, state, local, foreign or other taxes as are required or permitted to be withheld pursuant to any applicable law or regulation.

13.         In all instances mentioned above, the specific terms of the applicable plans and awards govern, and Reader’s Digest reserves the right to amend or terminate those plans or policies in accordance with their terms, other than as explicitly set forth in this letter.  Additionally, our policy is that “all employment by the Company is at will and the Company reserves the right to terminate any employee at any time with or without cause” and neither this letter nor any conversation is intended to create an employment contract.  Any dispute will be governed by the laws of New York.

14.         Entire Agreement. This letter agreement (including the exhibits hereto and any other agreements or side letters entered into simultaneously with or following the date hereof that specifically provide that they are intended to modify or supplement this letter agreement) constitutes the entire agreement and understanding between the Company and you with respect to the subject matter hereof and supersedes all prior agreements and understandings (whether written or oral), between you and the Company, relating to such subject matter (including, but not limited to your offer of employment letter dated November 19, 2008, as amended, and the letter agreement dated as of August 17, 2009, as amended). None of the parties shall be liable or bound to any other party in any manner by any representations and warranties or covenants relating to such subject matter except as specifically set forth herein.

Sincerely,

/s/ Brad Thomas

Brad Thomas
Senior Vice President Global Human Resources

Please sign below to indicate your acceptance:

/s/ Tom Williams

Tom Williams

cc: Mary Berner

Definition of “Cause” for purposes of the letter agreement between Reader’s Digest and Mr. Tom Williams:

“Cause” means: (A) your willful failure to substantially perform your duties (other than due to physical or mental illness) that, to the extent curable, is uncured by you promptly following receipt of written notice given by the Company of such failure, (B) your conviction of, or plea of guilty or nolo contendere to a felony (or the equivalent of a felony in a jurisdiction other than the United States) other than, in any case, vicarious liability or traffic violations, (C) your willful improper communication of confidential information regarding the Company obtained in the course of your employment, (D) your willful violation of the Company’s written policies that has a detrimental impact on the Company and that, to the extent curable, is uncured by you promptly following receipt of written notice given by the Company of such breach; (E) your fraud or embezzlement with respect to the Company; (F) your personal misappropriation or misuse of funds or property belonging to the Company; (F) your use of illegal drugs that interferes with the performance of your duties hereunder; or (G) your gross misconduct, whether or not done in connection with employment, other than an action done in the good faith belief that it was in the best interests of the Company, that materially adversely affects the business or reputation of the Company, its subsidiaries or affiliates.

The determination of whether Cause has occurred shall be made in the reasonable discretion of the Company’s Chief Executive Officer, with the advice of the Company’s Senior Vice President, Global Human Resources, and the Company’s General Counsel.

Definition of “Good Reason” for purposes of employment offer letter between Reader’s Digest and Mr. Tom Williams:

“Good Reason” shall mean the occurrence of any of the following without your express written consent, provided that you expressly acknowledge and agree that no event that occurred prior to the date of this letter agreement shall provide you with Good Reason to terminate:

(i)            a reduction by the Company in your annual base salary or your annual bonus opportunity described in Section 3 above;

(ii)           any failure by the Company to permit you to participate in any new or additional compensation, incentive, employee benefit or fringe benefit plan or program that is made generally available to senior management of the Company or its successor, if such plan or program would be material to your total compensation and benefits; or

(iii)          a relocation to an office located anywhere other than within seventy-five (75) miles of your current primary office.

Any termination of your employment by you for Good Reason shall be made within ninety (90) days after your knowledge of the occurrence of the event constituting Good Reason; provided, that a termination of employment shall not be for Good Reason unless you provide notice to the Company stating that in your opinion an event constituting Good Reason has occurred and setting forth in reasonable detail the relevant facts and circumstances.  The notice must be provided within 60 days following the occurrence of an event constituting Good Reason.  Upon receiving the notice, the Company shall have 30 days during which it may remedy or otherwise cure the situation.  If the Company shall, within such 30-day cure period, remedy or otherwise cure the situation, a recurrence thereof or another occurrence constituting Good Reason shall constitute a new event for purposes of this letter agreement.